Exhibit 99.3

GOLD STANDARD PROVIDES AN UPDATE ON PINION DRILLING AND OTHER CORPORATE MATTERS

June 5, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announces that one core and four reverse circulation holes have been completed in the Phase I drilling program at the Pinion Project.  Drilling at sites Core D, RC-1, RC-7, RC-8 and RC-9 is complete and represents approximately 35% of the Phase 1 Pinion drilling (click the following for Pinion drill hole map: http://goldstandardv.com/proposed-pinion-holes/).  The targeted multi-lithic collapse breccia host has been intersected in all five holes.  Samples from the five completed holes are being assayed by ALS Chemex and all results are pending.

The Phase 1 program consists of thirteen vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of the new geological model, expand the limits of known mineralization, and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation.

The Phase 1 drilling is a limited program but will allow for a systematic build-up of the geologic model and resource, with a more substantial Phase 2 planned for the second half of 2014.   At Pinion, gold is hosted in an oxidized, flat to gently dipping, dissolution collapse breccia.  Lateral extent and continuity of gold mineralization is excellent due to the channeling of the gold system within highly permeable collapse breccia sandwiched between relatively impermeable, silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded, calcarenite of the underlying Devonian Devil’s Gate Formation.  Previously unrecognized, intrusive rocks occur within the deposit and indicate the presence of important deep-seated, through-going conduits.

The Company also announces that it has re-scheduled its 2014 annual general meeting (the "2014 AGM"), including fixing a new record date, from June 26, 2014 to September 9,  2014.

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2013 (the "2013 Financial Statements") to be presented to shareholders at the 2014 AGM are included in the Company’s Form 20-F dated April 28, 2014 filed with the Securities and Exchange Commission and applicable securities regulators in Canada.  These financial statements are available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com, and also our website at www.goldstandardv.com.

The audit report of our independent registered public accountants to the 2013 Financial Statements contains a going concern explanatory note resulting from the need for external financing to fund operations and exploration activities after 2014.  This press release and public confirmation of the going concern note is required by Section 610(b) of the NYSE MKT Company Guide, which requires a listed company that receives an audit report that contains a going concern qualification to make a separate public announcement in the United States.

Further to our news release of May 30, 2014 in connection with the proposed sale of the Company's non-core early exploration assets to Tanqueray Exploration Ltd. ("Tanqueray") and the changeover of David Mathewson from Gold Standard to Chief Exploration Officer and interim President and CEO of Tanqueray, the Company has agreed to pay Mr. Mathewson a transition payment equal to one year's salary, being US$220,000, of which US$55,000 is payable in 3 monthly cash installments of US$18,333.33 and, subject to acceptance of the TSX Venture Exchange and NYSE-MKT, the balance of US$165,000 through the issuance of approximately 248,338 common shares of the Company at a deemed price of C$0.72 per share.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com